       UNITED STATES OF AMERICA
               Before the
SECURITIES AND EXCHANGE COMMISSION
_________________________________________

     In the Matter of

NATIONAL FUEL GAS COMPANY	FOURTEENTH
NATIONAL FUEL GAS SUPPLY CORPORATION	CERTIFICATE
NATIONAL FUEL RESOURCES, INC.	PURSUANT TO
SENECA RESOURCES CORPORATION	RULE 24
UPSTATE ENERGY INC.
File No. 70-9525 (Public Utility Holding Company Act of 1935)
_________________________________________

        THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”), and its subsidiary, Seneca Resources Corporation (“Seneca”), in the Application-Declaration on Form U-1, as amended (“Application-Declaration”), in SEC File No. 70-9525, have been carried out in accordance with the terms and conditions of, and for the purposes as represented by, said Application-Declaration, and the Order of the Securities and Exchange Commission (HCAR No. 35-27114 dated December 16, 1999) with respect thereto, as amended.

I.    Name and Purpose of Foreign Energy Affiliates
      Formed Or In Which Interests Were Acquired:

        During the quarter ended September 30, 2003 (“Quarter”), no new “Foreign Energy Affiliates” were acquired. On September 30, 2003, Seneca closed the sale of one of its Foreign Energy Affiliates, National Fuel Exploration Corp., a Canadian corporation (“Exploration”). Also during the Quarter, Seneca changed the name of its other Foreign Energy Affiliate, Player Resources Ltd., a Canadian corporation (“Player”), to Seneca Energy Canada Inc. (“SECI”).

II.      Foreign Energy Affiliate Financial Statements:

          The following exhibits are attached to and made a part of this Certificate:

                   Exhibit A - Income Statement of SECI for the quarter ended September 30, 2003

                   Exhibit B - Balance Sheet of SECI as of September 30, 2003

III.      Description of Specific Activities:

           During the Quarter, Exploration and SECI (formerly known as Player) continued to operate their oil and gas exploration and production businesses in Canada.

IV.      Percentage of Revenues Attributable to the Sale of Energy Commodities in Canada:

            During the Quarter, Canadian oil sales represented approximately 43.36% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of oil.

            During the Quarter, Canadian natural gas sales represented approximately 18.69% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of natural gas.

           IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 14th day of November, 2003.

NATIONAL FUEL GAS COMPANY
By: /s/ P. C. Ackerman
P. C. Ackerman
Chairman, President & CEO

SENECA RESOURCES CORPORATION
By: /s/ J. A. Beck
J. A. Beck
President